UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

APPGATE INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03783X104

(CUSIP Number)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03783X104

1	NAME OF REPORTING PERSONS MAGNETAR FINANCIAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,250,951.35
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,250,951.35

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,250,951.35
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.01%(1)
14	TYPE OF REPORTING PERSON (see instructions) IA, OO

(1)        Comprised of 59,250,951.35 shares of Common Stock issuable upon conversion of Convertible Senior Notes due 2024 (“Notes”), at a conversion rate for each $1,000 principal amount of Notes of 585.74960, without giving effect to the Ownership Cap (as defined below). The terms of the Notes restrict the conversion of such Notes to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Notes to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 03783X104

1	NAME OF REPORTING PERSONS MAGNETAR CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,250,951.35
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,250,951.35

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,250,951.35
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.01%(1)
14	TYPE OF REPORTING PERSON (see instructions) HC, PN

(1)          Comprised of 59,250,951.35 shares of Common Stock issuable upon conversion of Convertible Senior Notes due 2024 (“Notes”), at a conversion rate for each $1,000 principal amount of Notes of 585.74960, without giving effect to the Ownership Cap (as defined below). The terms of the Notes restrict the conversion of such Notes to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Notes to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 03783X104

1	NAME OF REPORTING PERSONS Supernova Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,250,951.35
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,250,951.35

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,250,951.35
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.01%(1)
14	TYPE OF REPORTING PERSON (see instructions) HC; OO

(1)           Comprised of 59,250,951.35 shares of Common Stock issuable upon conversion of Convertible Senior Notes due 2024 (“Notes”), at a conversion rate for each $1,000 principal amount of Notes of 585.74960, without giving effect to the Ownership Cap (as defined below). The terms of the Notes restrict the conversion of such Notes to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Notes to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 03783X104

1	NAME OF REPORTING PERSONS David J. Snyderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,250,951.35
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,250,951.35

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,250,951.35
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.01%(1)
14	TYPE OF REPORTING PERSON (see instructions) HC; IN

(1)           Comprised of 59,250,951.35 shares of Common Stock issuable upon conversion of Convertible Senior Notes due 2024 (“Notes”), at a conversion rate for each $1,000 principal amount of Notes of 585.74960, without giving effect to the Ownership Cap (as defined below). The terms of the Notes restrict the conversion of such Notes to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Notes to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D filed by the Reporting Persons on February 14, 2024, as amended by that Schedule 13D/A filed by the Reporting Persons on April 23, 2024 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

“The Reporting Persons originally acquired $75.0 million in aggregate principal amount of Convertible Senior Notes due 2024 (the “Notes”) in 2021, for total consideration of $75.0 million, as further described in the Current Reports on Form 8-K of the Company filed on February 9, 2021 and October 15, 2021. The terms of the Notes were subsequently amended in June 2023, as further described in the Current Report on Form 8-K of the Company filed on June 15, 2023. The Reporting Persons acquired an additional $4.0 million of Notes in January 2024. The Reporting Persons acquired an additional $1.5 million of Notes in March 2024. The Reporting Persons acquired an additional $580,000 of Notes on April 19, 2024 and $5,851,703.00 of Notes on April 23, 2024. The Reporting Persons acquired an additional $4,308,267 of Notes on May 3, 2024. The aggregate amount of funds used by the Reporting Persons in purchasing the Notes on behalf of the Funds came directly from the assets of the Funds.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“As previously disclosed by the Company on the Form 8-K filed by the Company on June 15, 2023, with the Securities and Exchange Commission, on June 9, 2023, the Company and various of its subsidiaries entered into that certain Amended and Restated Note Purchase Agreement, dated June 9, 2023 with the Funds and U.S. Bank Trust Company, National Association, as collateral agent (the “A&R Note Purchase Agreement”), and that amended and restated note issuance agreement (“A&R Note Issuance Agreement”), which governs Appgate Cybersecurity Inc.’s (“Legacy Appgate”) Convertible Senior Notes due 2026 (the “2026 Notes”). On May 2, 2024, the Company, the Funds, and various other parties thereto entered into an amendment to the A&R Note Issuance Agreement and A&R Note Purchase Agreement, pursuant to which each of the A&R Note Issuance Agreement and A&R Note Purchase Agreement were amended to allow for the issuance of $30.0 million in aggregate principal amount of additional 2026 Notes (“Additional Notes”), representing an incremental increase from the $15.0 million contemplated by the existing agreement. Except as set forth above, the terms of both the A&R Note Issuance Agreement and the A&R Note Purchase Agreement remain substantially the same.

On May 3, 2024, the Funds entered into a Restructuring Support Agreement (including all exhibits thereto, the “Restructuring Support Agreement”) with the Company, 100% of the Company’s 2L Convertible Noteholders (as defined in the Restructuring Support Agreement), the Company’s 3L RCF Lender (as defined in the Restructuring Support Agreement), and approximately 89% of the Company’s equityholders (collectively, the “Consenting Stakeholders”) on the terms of a comprehensive restructuring transaction (the “Restructuring Transaction”) to be implemented through the Chapter 11 Cases (as defined below).

On May 6, 2024 (the “Petition Date”), the Company and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions,” and the cases commenced thereby, the “Chapter 11 Cases”) for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

The filing of the Chapter 11 Cases constitutes an event of default that accelerated obligations under the A&R Note Issuance Agreement. The A&R Note Issuance Agreement provides that, as a result of the Chapter 11 Cases, the principal amount together with accrued and unpaid fees, premium and interest thereon, shall be immediately due and payable. However, any efforts to enforce payment obligations under the A&R Note Issuance Agreement are automatically stayed as a result of the Chapter 11 Cases and the Funds’ rights in respect of the A&R Note Issuance Agreement are subject to the applicable provisions of the Bankruptcy Code.

The Restructuring Transaction contemplates agreed-upon terms for a prepackaged financial restructuring (the “Restructuring”). Through the Restructuring, the Funds have agreed to, subject to certain terms and conditions of the Restructuring Support Agreement, support a restructuring of the existing debt of, existing equity interests in, and certain other obligations of, the Debtors, pursuant to a plan of reorganization (the “Plan”) under the Bankruptcy Code in the Chapter 11 Cases.

The Plan embodies the terms set forth in the Restructuring Support Agreement and that certain restructuring support agreement term sheet (the “Restructuring Support Agreement Term Sheet”) attached to, and incorporated into, the Restructuring Support Agreement, which, among other things, contemplates the treatment of the claims of the Company’s stakeholders as set forth below. Capitalized terms used but not defined herein have the meaning given to them in the Restructuring Support Agreement.

•	the 1L Convertible Noteholders shall receive such Holder’s pro rata share of certain equity interests in the reorganized company.
•	the 2L Convertible Noteholders shall receive such Holder’s pro rata share of certain equity interests in the reorganized company.
•	the 3L RCF Lender’s claims shall be cancelled, released, discharged, and extinguished without any distribution.
•	General Unsecured Claims shall be either (a) reinstated or (b) paid in full.
•	510(b) Claims shall be cancelled without any distribution.
•	Equity Interests in the Company shall be cancelled, released, discharged, and extinguished and shall not receive any distribution on account of such interests.

The Restructuring Support Agreement also contains various in-court milestones, including:

•	no later than one Business Day prior to the Petition Date, the Debtors shall commence solicitation of the Plan;
•	no later than four Business Days following the effective date of the Restructuring Support Agreement, the Petition Date shall have occurred;
•	no later than forty-three calendar days after the Petition Date, the Bankruptcy Court shall have entered the Confirmation Order and an order approving the Disclosure Statement; and
•	no later than forty-five calendar days after the Petition Date, the Plan Effective Date shall have occurred.

Subject to the approval of the Bankruptcy Court, Legacy Appgate, as borrower (the “DIP Borrower”), the Company and certain of the Company’s direct and indirect debtor-subsidiaries, as guarantors (together with the DIP Borrower, the “DIP Parties”), have proposed to enter into that certain superpriority secured debtor-in-possession term loan agreement (the “DIP Credit Agreement”) with certain of the Funds or certain affiliates of the Funds (the “DIP Lenders”) and U.S. Bank Trust Company, National Association, as administrative agent and collateral agent (the “DIP Agent”), on the terms and conditions set forth therein. Pursuant to the DIP Credit Agreement, the DIP Lenders have agreed, upon the terms and conditions set forth therein, including the approval of the Bankruptcy Court, to make available to the DIP Borrower a superpriority secured debtor-in-possession credit facility in the aggregate principal amount of $18,000,000 (the “DIP Facility”) in order to (a) fund the Chapter 11 Cases, (b) make certain other payments as more fully provided in the Bankruptcy Court orders approving the DIP Facility, and (c) provide working capital for the Debtors during the pendency of the Chapter 11 Cases, all in accordance with an Approved Budget (subject to the Permitted Variances, each as defined in the Restructuring Support Agreement) and as otherwise provided therein. The obligations under the DIP Credit Agreement will be secured by liens on substantially all of the real and personal property of the DIP Parties, subject to customary exceptions.

The DIP Facility will mature on the date that is one hundred twenty (120) calendar days after the Petition Date.

The DIP Credit Agreement includes customary negative covenants for debtor-in-possession loan agreements of this type, including covenants limiting the DIP Borrower and its subsidiaries’ ability to, among other things, incur indebtedness, create liens on assets, make investments, loans, advances or guarantees, engage in mergers, consolidations, sales of assets and acquisitions and pay dividends and distributions, in each case subject to customary exceptions for debtor-in-possession loan agreements of this type. The DIP Credit Agreement also includes certain customary and usual representations and warranties, mandatory prepayments, affirmative covenants and events of default customary for financings of this type. Certain bankruptcy-related events are also events of default, including, but not limited to, the dismissal by the Bankruptcy Court of any of the Chapter 11 Cases, the conversion of any of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code, the appointment of a trustee pursuant to chapter 11 of the Bankruptcy Code, and certain other events related to the impairment of the DIP Term Loan Lenders’ rights or liens granted under the DIP Credit Agreement.

The Restructuring Support Agreement contains customary representations, warranties, affirmative and negative covenants, and events of default. The Restructuring Support Agreement contains milestones relating to the Chapter 11 Cases, which include the dates by which the Debtors are required to, among other things, file the chapter 11 petitions with the Bankruptcy Court and obtain certain orders of the Bankruptcy Court (as defined below).

The Restructuring Support Agreement may be mutually terminated by the parties to the Restructuring Support Agreement. The Restructuring Support Agreement will automatically terminate after the effective date of the Plan (as defined in the Restructuring Support Agreement). Moreover, the Required Consenting 1L Convertible Noteholders, the Consenting 2L Convertible Noteholders, Consenting 3RCF Lender, Consenting Equityholder (all as defined in the Restructuring Support Agreement) and the Company each have termination rights if certain conditions, including milestones set forth in the Restructuring Support Agreement, as applicable, are not met.

From time to time (including as part of or in connection with the bankruptcy proceeding), each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Company. The Reporting Persons have engaged and intend to continue engaging in discussions with the Company, its board of directors (including any committee thereof), other current or prospective holders of Common Stock and other securities of the Company and existing and potential creditors of the Company, and expect to engage in discussions with committees of creditors and/or equity holders of the Company if such committees are formed, and existing and potential strategic and funding partners, potential acquirers of the Company and/or its assets, financial and other consultants and advisors and other third parties. Such discussions have included, among other things, plans and proposals for potential extraordinary transactions involving the Company, including potential asset sales and liquidation of the Company, financing of the Company and its capital structure.

The transactions contemplated by the Restructuring Support Agreement, the Prepackaged Plan, and the DIP Credit Agreement are subject to certain customary conditions, including approval by the Bankruptcy Court. Accordingly, no assurance can be given that the transactions described in the Restructuring Support Agreement, including the Prepackaged Plan, or that the DIP Facility, will be consummated.

The foregoing description of the Restructuring Support Agreement, including the Prepackaged Plan and DIP Credit Agreement, does not purport to be complete and is qualified in its entirety be reference to the full and complete terms of the Restructuring Support Agreement, including the Prepackaged Plan attached as Exhibit E thereto, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The Company reported in their Form 10-Q filed on November 11, 2023 that 131,793,660 shares of Common Stock were issued and outstanding as of November 10, 2023.

(a) and (b) The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.

(c)       None.

(d)       None.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons or between the Reporting Persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Materials to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description
5	Amendment to Amended and Restated Note Issuance Agreement and Amended and Restated Note Purchase Agreement, dated May 2, 2024, by and among Legacy Appgate, the Company, the other guarantors party thereto, the Noteholders and Magnetar Financial LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on May 6, 2024).
6	Restructuring Support Agreement, dated May 3, 2024, by and among Appgate, each of its affiliates named therein and the Consenting Stakeholders (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the Commission on May 6, 2024).
7	DIP Credit Agreement, by and among Legacy Appgate, as borrower, the Company and certain of the Company’s direct and indirect debtor-subsidiaries, as guarantors, the lenders from time to time party thereto and U.S. Bank Trust Company, National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed with the Commission on May 6, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2024

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager

/s/ Hayley Stein
Attorney-in-fact for David J. Snyderman